As filed with the Securities and Exchange Commission on April 5, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Franklin Bank Corp.
(Exact name of Registrant as Specified in Its Charter)

Delaware	11-3626383
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
9800 Richmond Avenue, Suite 680
Houston, Texas 77042
(713) 339-8900
(Address, including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Russell McCann
Chief Financial Officer
Franklin Bank Corp.
9800 Richmond Avenue, Suite 680
Houston, Texas 77042
(713) 339-8900
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)
Copy to:
John R. Brantley
Bracewell & Giuliani LLP
711 Louisiana Street, Suite 2300
Houston, Texas 77002-2770
Phone: (713) 221-1301
Fax: (713) 221-2112

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If the delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed
Title of Each Class of	Amount to be	Offering Price	Maximum Aggregate	Amount of
Securities to be Registered	Registered(1)	Per Share	Offering Price	Registration Fee

Common Stock, $.01 par value	670,522	(2)	$11,429,047	$1,345

(1)	Plus such indeterminable number of additional shares of common stock as may be issued from time to time as a result of stock dividends and stock splits.

(2)	The shares are to be offered at prices that are not presently determinable. Pursuant to Rule 457(c) under the Securities Act, the proposed maximum aggregate offering price is estimated solely for the purpose of calculating the registration fee based upon the average of the high and low sale prices of the common stock as reported on the Nasdaq National Market on April 4, 2005.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SUBJECT TO COMPLETION, DATED APRIL 5, 2005
PRELIMINARY PROSPECTUS
670,522 Shares
COMMON STOCK

        This prospectus is part of a registration statement that has been filed with the Securities and Exchange Commission and that covers 670,522 shares of our common stock. The selling stockholders named or referred to in this prospectus obtained their shares of our common stock in connection with the merger of Cedar Creek Bancshares, Inc. with and into a wholly-owned subsidiary of Franklin Bank Corp. on December 4, 2004.
      We will not receive any of the proceeds from the sale of these shares of common stock, but will incur expenses in connection with the registration of these shares of common stock.
      The selling stockholders may from time to time offer and sell the shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. These sales may be made on the Nasdaq National Market or any national security exchanges on which our common stock is then traded, in the over-the-counter market or, in negotiated transactions. See “Plan of Distribution” on page 13. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in a prospectus supplement which will accompany this prospectus. A prospectus supplement also may add, update or change information contained in this prospectus.
      Our common stock is listed on the Nasdaq National Market under the symbol “FBTX.” The last reported sale price on April 4, 2005 was $17.24 per share.

       Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 3.
       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The securities of Franklin that are being offered through this document are not savings or deposit accounts or other obligations of its bank subsidiary, and they are not insured by the Federal Deposit Insurance Corporation, the Savings Association Insurance Fund, the Bank Insurance Fund or any other governmental agency.

The date of this prospectus is                   , 2005.

      You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell the common stock. You should not assume that the information in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.
      As used in this prospectus, the terms “Franklin,” “we,” “us” and “our” refer to Franklin Bank Corp. and its consolidated subsidiaries, unless the context otherwise requires. When we refer to “Franklin Bank” in this prospectus, we are referring to Franklin Bank, S.S.B., a Texas state savings bank and wholly-owned subsidiary of Franklin.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
      A number of the presentations and disclosures in this prospectus, in any prospectus supplement and in other documents incorporated by reference into this prospectus, including any statements preceded by, followed by or which include the words “may,” “could,” “should,” “will,” “would,” “hope,” “might,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “assume” or similar expressions constitute forward-looking statements. These forward-looking statements, implicitly and explicitly, include information concerning possible or assumed future results of operations, trends, financial results and business plans, including those relating to:

•	earnings growth;

•	revenue growth;

•	future acquisitions;

•	origination volume in our mortgage business;

•	non-interest income levels, including fees from product sales;

•	credit performance on loans made by us;

•	tangible capital generation;

•	margins on sales or securitizations of loans;

•	market share;

•	expense levels;

•	results from new business initiatives in our community banking business; and

•	other business operations and strategies.
      Forward-looking statements involve inherent risks and uncertainties that are subject to change based on various important factors, some of which are beyond our control. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those included in the “Risk Factors” section of this prospectus, beginning on page 3.
      In addition, we regularly explore opportunities for acquisitions of and hold discussions with financial institutions and related enterprises, and also regularly explore opportunities for acquisitions of liabilities and assets of financial institutions and other financial services providers. We routinely analyze our lines of business and from time to time may increase, decrease or terminate one or more activities.
      If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking information and statements contained in this prospectus, any prospectus supplement or other documents incorporated by reference into this prospectus. Therefore, we caution you not to place undue reliance on our forward-looking information and statements. The forward-looking statements are made as of the date of this prospectus, the applicable prospectus supplement or the applicable document incorporated by reference into this prospectus, as the case may be, and we do not intend, and assume no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this prospectus, any prospectus supplement or other documents incorporated by reference into this prospectus are expressly qualified by these cautionary statements and similar cautionary statements made in any prospectus supplement or other documents incorporated by reference into this prospectus.

ABOUT FRANKLIN BANK CORP.
      Franklin is a savings and loan holding company headquartered in Houston, Texas. We conduct business through our subsidiary Franklin Bank, a Texas state savings bank. Through Franklin Bank, we originate single family residential mortgage loans, provide community banking products and services and commercial banking services to corporations and other business clients. In addition to our corporate headquarters in Houston, we currently operate a total of 22 banking offices, including 14 in the East Texas market and 8 in the Central Texas market.
      Franklin was formed in 2001 to acquire Franklin Bank, and has grown through a combination of internal growth, the acquisition of community banks and the opening of new banking centers. At December 31, 2004, we had approximately $3.5 billion in assets, $1.5 billion in deposits and $280.7 million in stockholder’s equity.
      Our principal executive offices are located at 9800 Richmond Avenue, Suite 680, Houston, Texas 77042, and our phone number at this address is (713) 339-8900.

RISK FACTORS
      An investment in our common stock involves a number of risks. We describe below the material risks and uncertainties that affect our business. Before making an investment decision, you should carefully consider all of these risks and all other information contained in this prospectus. If any of the risks described in this prospectus occur, our financial condition, liquidity, and results of operations could be materially and adversely affected. If this were to happen, the value of our common stock could decline significantly, and you could lose all or a part of your investment.
Risks Associated With Franklin

We may be unable to successfully continue to implement our growth business strategy, which may adversely affect our future prospects and financial performance.
      Our strategic plan is directed toward enhancement of our return to our stockholders through a significant increase in our asset size, the development of new customer deposit accounts, the expansion of our niche loan products and expansion into growing markets outside metropolitan areas in Texas. This requires:

•	that we find attractive market opportunities so that we may profitably execute our strategic plan;

•	that we continue to profitably build our products to provide us with the revenue to support our expansion;

•	the use of a substantial amount of more rate sensitive “brokered” deposits to fund our asset growth. Brokered deposits are deposits that we obtain from or through a deposit broker. Such deposits constituted approximately 52% of our total deposits as of December 31, 2004;

•	that we identify, hire and retain qualified employees, and maintain the information systems, necessary to manage our growth; and

•	continued compliance with regulatory requirements applicable to our business.
      Changes in the general and regional economic environment, such as an increase in mortgage rates or a decline in the housing market, may prevent us from originating or purchasing loans in volumes and on terms sufficient to support our strategic plan. Changes in general market conditions may materially and adversely affect our ability to find the necessary funding to support our growth. In addition, we may be unable to find and retain additional staff necessary to support our anticipated growth in our business activities, and the information systems supplied by our vendors may be inadequate to support this growth. Finally, because we are a highly regulated institution, our growth strategy could raise regulatory concerns that could in turn prevent us from implementing all or part of our strategic plan.
      Any of these developments could have a material adverse effect on our financial condition, results of operations and cash flows.

If we are unable to identify and acquire other financial institutions and successfully integrate our business with those of the companies that we have acquired or acquire in the future, our business and earnings may be adversely affected.
      We intend to grow by acquisitions, including but not limited to the acquisition of other financial institutions, branch offices and loan portfolios. Since our acquisition of Franklin Bank, we have considered and entered into discussions regarding potential acquisitions. On April 30, 2003, we completed the acquisition of Highland Lakes Bancshares Corporation, located in Kingsland, Texas. On December 30, 2003, we completed the acquisition of Jacksonville Bancorp, Inc. for approximately $67.7 million in cash. On February 29, 2004, we completed the acquisition of Lost Pines Bancshares, Inc. for approximately $6.9 million in cash. On December 4, 2004, we completed the acquisition of Cedar Creek Bancshares, Inc. for approximately $11.3 million in cash and $12.3 million in our common stock. In addition we entered into definitive agreements to acquire The First National Bank of Athens, located in Athens, Texas, for approximately $43.7 million in cash and $14.6 million in our common stock, and Elgin Bank of Texas, located in Elgin, Texas, for approximately $11.7 million in cash and $11.7 million in our common stock. We expect to complete both of these acquisitions in the second quarter of 2005. We intend to continue to consider other potential acquisition opportunities in the future. Other potential future transactions may be effected quickly, may occur at any time and may be significant in size relative to our existing assets and operations. However, no assurance can be given that we will be able to successfully make such acquisitions on terms acceptable to us.
      The market for acquisition targets is highly competitive, which may adversely affect our ability to find acquisition candidates that fit our growth strategy. To the extent that we are unable to find suitable acquisition targets, an important component of our growth strategy may not be realized. Acquisitions will be subject to regulatory approval, and we may be unable to obtain such approvals. In addition, some acquisitions will likely require us to consolidate data processing operations, combine employee benefit plans, create joint account and lending products and develop unified marketing plans, which could increase our operating costs significantly.
      Furthermore, our ability to grow through acquisitions will depend on our maintaining sufficient regulatory capital levels and on general and regional economic conditions. We may also elect to finance future acquisitions with debt financings, which would increase our debt service requirements, or through the issuance of additional common or preferred stock, which could result in dilution to our stockholders. There can be no assurance that we will be able to arrange adequate financing for any acquisitions on acceptable terms.
      Our ability to successfully integrate the Cedar Creek, Athens and Elgin transactions, and our ability to successfully integrate future transactions, will depend primarily on our ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. We cannot assure you that we will be able to integrate our operations without encountering difficulties, such as the loss of key employees and customers, the imposition of regulatory restrictions, the disruption of our respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies. The integration process also may require significant time and attention from our management that would otherwise be directed at developing our existing business. Estimated cost savings are projected to come from various areas that we identified through our due diligence and integration planning process. If we have difficulties with any of these integrations, we might not achieve the economic benefits we expect to result from these acquisitions and this would likely hurt our business and our earnings. In addition, we may experience greater than expected costs or difficulties relating to the integration of these banks, and may not realize expected cost savings from these acquisitions within the expected time frames.

We have a limited operating history, which makes it difficult to predict our future prospects and financial performance.
      We have only been operating as the holding company for Franklin Bank since April 10, 2002. Due to this limited operating history, it may be difficult to evaluate our business prospects.

We rely, in part, on external financing to fund our operations and the unavailability of such funds in the future could adversely affect our growth strategy and prospects.
      Our ability to implement our business strategy will depend on our ability to obtain funding for acquisitions, loan originations, working capital and other general corporate purposes.
      We do not anticipate that our community banking and commercial deposits will be sufficient to meet our funding needs. We therefore rely on wholesale and brokered deposits, Federal Home Loan Bank advances and other wholesale funding sources to obtain the funds necessary to implement our growth strategy.

      To the extent we are not successful in obtaining such funding, we will be unable to implement our strategy as planned which could have a material adverse effect on our financial condition, results of operations and cash flows.

Our reliance on brokered deposits to fund our growth may substantially increase our funding costs. In addition, regulatory constraints may limit our ability to acquire these deposits.
      Brokered deposits, which are more sensitive to changes in interest rates than are community banking deposits, constituted approximately 52% of our total deposits at December 31, 2004. Brokered deposits are priced based on the current general level of interest rates and, unlike retail deposits, do not take into account regional pricing. Our ability to continue to acquire brokered deposits is subject to our ability to price these deposits at competitive levels, which may substantially increase our funding costs. In addition, if our capital levels were to fall below “well capitalized” under the Prompt Corrective Action standards of the Federal Deposit Insurance Corporation, or FDIC, our ability to accept, renew or roll over these deposits would be subject to our receiving a waiver from the FDIC. Furthermore, we would be limited on the rate that we could pay for these deposits to 75 basis points over the effective yield on deposits that we offer in our normal market area or the national rate for deposits of comparable maturity. Failure to receive a waiver from the FDIC would have a material adverse impact on our financial condition, results of operations and cash flows.

Our small business, commercial real estate and consumer loan portfolios have significant geographic concentration and an economic slowdown or depressed real estate market in our primary markets could be detrimental to our financial condition.
      A substantial portion of our small business, commercial real estate and consumer loans are to customers located in Travis, Bastrop, Llano, Cherokee, Gregg, Henderson, Panola and Smith Counties in Texas. Most of these loans are secured by real estate in these counties.
      A deterioration in economic conditions in these counties could have a material adverse effect on the quality of these portfolios and the demand for our products and services. In addition, during periods of economic recession, we may experience a decline in collateral values and an increase in delinquencies. Accordingly, the ultimate collectability of a substantial portion of our commercial loan portfolio is susceptible to economic changes in these markets. A significant downturn in the real estate market in these areas would be detrimental to our financial condition.
      In addition, if any of these developments were to result in losses that materially and adversely affected Franklin Bank’s capital, we and Franklin Bank might be subject to regulatory restrictions on operations and growth and to a requirement to raise additional capital.

Our loan portfolio may be significantly affected by the economy of California.
      As of December 31, 2004, approximately 30.9% of the principal amount of our loan portfolio was secured by properties located in California. Consequently, our financial condition, results of operations and cash flows are likely to be significantly affected by economic conditions in California, particularly those affecting the residential real estate markets. In addition, mortgaged properties in California may be particularly susceptible to certain types of uninsurable hazards, such as earthquakes, floods, mudslides or other natural disasters. An overall decline in the economy or the residential real estate market, or the occurrence of a natural disaster, in California could materially and adversely affect the value of the mortgaged properties located there and increase the risk of delinquency, foreclosure, bankruptcy or loss on mortgage loans in our portfolio. These events could have a material adverse effect on our financial condition, results of operations and cash flows.

If we are unable to continue to purchase single family loans in bulk from the entities with which we currently have correspondent relationships, or other entities, our business and financial results may suffer.
      Our single family mortgage loans grew by $831.6 million to $2.3 billion at December 31, 2004, from $1.5 billion at December 31, 2003. This growth is attributable to the purchase of $1.8 billion, and the origination of $632.1 million, of single family mortgage loans. The single family loan purchases were primarily through correspondent relationships with Countrywide Home Loans Inc., which accounted for 75% of total purchases and Morgan Stanley, which accounted for 10% of total purchases during the year ended December 31, 2004. We are not contractually obligated to purchase loans from any of these entities on an ongoing basis. If we are unable to continue to purchase single family loans in bulk from these or other entities our business and financial results may suffer.

The majority of our single family loan portfolio consists of newly originated loans which may cause our loan portfolio to experience increased losses as the loans season.
      At December 31, 2004, approximately 49% of our single family loan portfolio was comprised of single family mortgage loans that are less than a year old. Losses on single family mortgage loans generally occur after the loans are three years old. Therefore, we may experience a significant increase in losses on our single family mortgage loans as these loans age, and we may have to increase our allowance for credit losses accordingly. This may have a material adverse impact on our financial condition, results of operations and cash flows.

We are subject to losses resulting from fraudulent and negligent acts on the part of loan applicants, mortgage brokers, correspondents or other third parties.
      We rely heavily upon information supplied by third parties, including the information contained in loan applications, property appraisals, title information and employment and income documentation, in deciding which loans we will originate, as well as the terms of those loans. Additionally, our mortgage banker finance product poses a particular risk of losses due to fraudulently or improperly documented collateral. If any of the information upon which we rely is misrepresented, either fraudulently or inadvertently, and the misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than we had expected, or we may fund a loan that we would not have funded or on terms we would not have extended. Whether a misrepresentation is made by the loan applicant, the mortgage broker or another third party, we generally bear the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsellable or subject to repurchase if it has been sold prior to detection of the misrepresentation. After a loss from a misrepresentation occurs, the source is often difficult to locate, and it is often difficult to recover any of the monetary losses we have suffered.
      Although we have controls and processes designed to help us identify misrepresentations contained in information furnished to us in our loan origination operations, we cannot assure you that we have detected or will detect all misrepresentations in our loan origination operations.

We are subject to losses resulting from the nature of our mortgage banker finance borrowers.
      The small- and medium-sized mortgage companies to which we market our mortgage banker finance products generally tend to be more thinly capitalized than are other commercial borrowers, which increases the risk that these borrowers will become over-leveraged or experience cash flow difficulties. Therefore, our lending in this product exposes us to an increased risk that our borrowers may experience financial difficulties and be unable to perform as required under their loans, which could have a material adverse effect on our financial condition, results of operations and cash flows. As of December 31, 2004, we had $253.0 million in warehouse lines committed, of which $138.1 million was outstanding.

Our business is subject to interest rate risk and variations in interest rates may adversely affect our financial performance.
      The majority of our assets and liabilities are monetary in nature and subject us to significant risk from changes in interest rates. Like most financial institutions, changes in interest rates can impact our net interest income as well as the valuation of our assets and liabilities. Based on our one-year cumulative interest rate gap at December 31, 2004 of negative $523.8 million, an increase in the general level of interest rates may adversely affect our net yield on interest-earning assets since our interest-bearing liabilities reprice faster than our interest earning assets. In addition, due to the periodic caps which limit interest rate changes on our mortgage-backed securities and loans that pay interest at adjustable rates, an increase in rates greater than the periodic interest rate caps on these loans, usually 2% per year, may adversely affect our interest income earned on these assets. In view of the low rates of return on savings, loans and investments that currently prevail, it is quite possible that significant changes in interest rates may take place in the future, although we cannot predict the nature or magnitude of such changes or how such changes may affect our business.
      Additionally, an increase in interest rates may, among other things, reduce the demand for loans and our ability to originate loans. A decrease in the general level of interest rates may affect us through, among other things, increased prepayments on our loan and mortgage-backed securities portfolios and increased competition for deposits. Accordingly, changes in the level of market interest rates affect our net yield on interest-earning assets, loan origination volume, loan and mortgage-backed securities portfolios, and our overall results.
      Our profitability is dependent to a large extent on our net interest income. Net interest income is the difference between:

•	interest income on interest-earning assets, such as loans and investment securities; and

•	interest expense on interest-bearing liabilities, such as deposits.
      Fluctuations in interest rates are not predictable or controllable. Changes in interest rates can have differing effects on various aspects of our business, particularly on our net interest income and the cost of purchasing residential mortgage loans in the secondary market. In particular, changes in market interest rates, changes in the relationships between short-term and long-term market interest rates, or changes in the relationships between different interest rate indices, can affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income and therefore reduce our net interest income.
      Additionally, in periods of rising interest rates mortgage loan originations typically decline, depending on the overall performance of the economy. To the extent that our mortgage originations decline, our income from mortgage originations may also decline.

Our mortgage origination activities are subject to interest rate risk that may adversely affect our earnings.
      We originate single family mortgage loans to be sold into the secondary market. As part of this process we may commit to an interest rate to the borrower prior to selling the loan into the secondary market. In order to mitigate the risk that a rise in market interest rates will cause a decline in the value of the loan, we may enter into forward sales agreements at the time the loan’s interest rate is set. We enter into these forward sales agreements based on the amount of the loans we have committed to make at a particular interest rate and the amount of these commitments we expect to fund. Because we use an estimate of the amount of loans that we expect to close, actual funding amounts may vary. We tend to close a higher percentage of loans with committed interest rates lower than the current market and lower percentages of loans that have a committed interest rate greater than the current market. These variances may have a negative effect on our earnings. In addition, because the forward sales agreements may be executed at different rates than the loan commitment, these agreements may not respond to changes in interest rates to the same degree as the mortgage loan. As of December 31, 2004, we had $12.6 million in mortgage loans with committed rates, excluding loans expected to be transferred to our portfolio and after considering the amount of commitments expected to expire prior to closing the related loan, that had not closed and $9.0 million in forward sales agreements allocated to these commitments.

We face strong competition from other financial institutions and financial service companies offering services similar to those offered by us, which could hurt our business.
      The banking business is highly competitive, and our profitability will depend principally upon our ability to compete in the markets in which our banking operations are located. We compete with thrifts, commercial banks, credit unions, mortgage companies, specialty finance companies, brokerage firms, investment banks, insurance companies and other financial services companies which may offer more favorable financing than we offer. Most of these competitors are more established than we are and have greater financial and other resources. We can give you no assurance that we will be able to compete effectively as we seek to implement our growth strategy.
      Federal statutes and rules governing federally chartered banks and thrifts allow those entities to engage in mortgage and other lending in multiple states on a substantially uniform basis and without the need to comply with state licensing and other laws affecting mortgage lenders, including so-called state “predatory lending” laws directed at certain residential mortgage loans that are defined as “high cost” and that have other features found objectionable in such state legislation. Accordingly, Franklin Bank, as a state chartered savings bank, may be subject to state legal requirements and legal risks under state laws to which federally chartered competitors are not subject and this disparity may have the effect of giving those entities legal and competitive advantages.

We are subject to extensive regulation and supervision that could materially and adversely affect our financial performance.
      Savings and loan holding companies and Texas state savings banks operate in a highly regulated environment and are subject to extensive supervision and examination by several state and federal agencies.
      We are subject to examination and supervision by the Office of Thrift Supervision, or OTS, since we elected to be treated as a savings and loan holding company. It is possible that the OTS may adopt additional limitations on savings and loan holding companies, although the OTS has not proposed any specific limitations at this time.
      Franklin Bank, as a Texas state savings bank, is subject to regulation and supervision by the Texas Savings and Loan Department, or TSLD. Franklin Bank is also regulated by the FDIC, as administrator of the Bank Insurance Fund, or BIF, and with respect to capital distributions, by the OTS. These regulations are intended primarily for the protection of depositors and customers, rather than for the benefit of investors.
      We are subject to changes in federal and state laws, as well as changes in regulations and governmental policies, income tax laws and accounting principles. The effects of any potential changes cannot be predicted but could materially and adversely affect our business and operations. In particular, because we have a high-growth strategy, this regulatory environment could have a material adverse effect on our financial condition, results of operations and cash flows if any of these agencies determines that we must change our strategy or otherwise imposes additional restrictions or requirements that limit our business flexibility.

We are dependent on key individuals and on our continued ability to attract qualified and experienced personnel. The loss of one or more of these key individuals, or our inability to continue to attract such personnel, could curtail our growth and materially and adversely affect our prospects.
      We are dependent on certain members of our management, including Anthony J. Nocella, our President and Chief Executive Officer, Daniel E. Cooper, our Managing Director of Mortgage Banking,

and Michael Davitt, our Managing Director of Commercial Lending. The unexpected loss of any of these members of management could have a material adverse effect on us.
      Our success also depends on our continued ability to attract and retain experienced loan officers and support staff, as well as other management personnel. We currently do not have employment agreements or non-competition agreements with any of our existing loan officers and the loss of the services of several of such key personnel could materially and adversely affect our growth strategy and prospects to the extent we are unable to replace such personnel. Competition for loan officers is strong within the residential construction lending, mortgage banker finance and mortgage banking industries and we may not be successful in attracting or retaining the personnel we require.

Our allowance for credit losses may be insufficient to cover actual losses, which could materially and adversely affect our financial performance.
      Our allowance for credit losses was $7.4 million, or 0.24% of total loans outstanding and 150.4% of non-performing loans, as of December 31, 2004. Significant increases to the allowance for credit losses may be necessary if material adverse changes in general economic conditions occur and the performance of our loan portfolio deteriorates.
      In addition, if we had to foreclose on assets, additional adjustments may be necessary to ensure that the foreclosed assets are carried at the lower of cost or fair value, less estimated cost to dispose of the foreclosed assets. As a part of their examinations, the FDIC and TSLD periodically review Franklin Bank’s estimated losses on loans and the carrying value of our assets. Increases in the provision for credit losses and other real estate owned could materially and adversely affect our financial condition, results of operations and cash flows.

An interruption in or breach of our information systems may result in lost business.
      We rely heavily on communications and information systems furnished by third party service providers to conduct our business. Any failure or interruption or breach in security of these systems could result in failures or interruptions in our customer relationship management, general ledger, deposit, servicing and/or loan origination systems. We cannot assure you that such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed by us or the third parties on which we rely. The occurrence of any failures or interruptions could have a material adverse effect on our financial condition, results of operations and cash flows.

We rely on information system technology from third party service providers, and we may not be able to obtain substitute providers on terms that are as favorable if our relationships with our existing service providers are interrupted.
      We rely on third party service providers for much of our information technology systems, including customer relationship management, general ledger, deposit, servicing and loan origination systems. If any of these third party service providers experience financial, operational or technological difficulties, or if there is any other disruption in our relationships with them, we may be required to locate alternative sources of such services, and we cannot assure you that we could negotiate terms that are as favorable to us, or could obtain services with similar functionality as found in our existing systems without the need to expend substantial resources, if at all.

We are exposed to environmental liabilities with respect to properties to which we take title.
      In the course of our business, we may foreclose on and take title to residential properties and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury and investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our financial condition, results of operations and cash flows could be materially and adversely affected.
Risks Associated With an Investment in Our Common Stock

The market price and trading volume of our common stock may be volatile.
      On December 18, 2003, we completed an initial public offering of our common stock, which is listed on the Nasdaq National Market. While there has been an active trading market in our common stock since the initial public offering, we cannot assure you that an active trading market in our common stock will be sustained.
      Even if active trading of our common stock continues, the market price of the common stock may be highly volatile and subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the price at which the shares were acquired. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. Some of the factors that could adversely affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	actual or anticipated fluctuations in our results of operations;

•	failure to be covered by securities analysts, or failure by us to meet securities analysts’ expectations;

•	success of our operating strategies;

•	realization of any of the risks described in this section;

•	prevailing interest rates;

•	decline in the stock price of companies that are our peers; or

•	general market and economic conditions.
      Because we are a relatively new public company, and, prior to our initial public offering there was no active trading market in our common stock, these fluctuations may be more significant for us than they would be for a company whose stock has been publicly traded over an extended period of time.
      In addition, over the last few years the stock market has experienced extreme price and volume fluctuations. These market fluctuations may materially and adversely affect the trading price of our common stock, regardless of our actual operating performance.

We currently do not intend to pay any dividends on our common stock. In addition, our future ability to pay dividends is subject to restrictions. As a result, capital appreciation, if any, of our common stock will be your sole source of gains for the foreseeable future.
      We currently do not intend to pay any dividends on our common stock. In addition, since we are a holding company with no significant assets other than Franklin Bank, we depend upon dividends from Franklin Bank for all of our revenues. Accordingly, our ability to pay dividends depends upon our receipt of dividends or other capital distributions from Franklin Bank.
      Additionally, we are restricted from paying any dividends on our common stock if an event of default has occurred on our junior subordinated notes.
      Franklin Bank’s ability to pay dividends or make other capital distributions to us is subject to the regulatory authority of the TSLD, the OTS and the FDIC. Under Texas law, a Texas state savings bank is permitted to pay dividends out of current or retained income, although the TSLD reserves the right to restrict dividends for safety and soundness reasons. As of December 31, 2004, Franklin Bank could have paid approximately $30.4 million in dividends without the prior approval of the OTS.
      “Capital distributions” regulated by the OTS include:

•	distributions of cash or other property to owners made because of their ownership (but not including stock dividends);

•	payments by a savings association or savings bank holding company to repurchase or otherwise acquire its shares or debt instruments included in total capital;

•	direct or indirect payments of cash or property made in connection with a restructuring, including payments to stockholders of another entity in a cash merger; and

•	other distributions charged against capital accounts of an association if, as a result, the savings association would not be well-capitalized.
      Franklin Bank’s ability to make capital distributions is subject to regulatory limitations. Generally, Franklin Bank may make a capital distribution without prior OTS review or approval in an amount equal to Franklin Bank’s net income for the current calendar year to date, plus retained net income for the previous two years, provided that Franklin Bank does not become less than well-capitalized as a result of the distribution. Franklin Bank’s ability to make such distributions depends on maintaining eligibility for “expedited status.” Franklin Bank currently qualifies for expedited status, but there can be no assurance that it will maintain its current status.
      Additionally, although no prior OTS approval may be necessary, Franklin Bank is required to give the OTS 30 days’ notice before making any capital distribution to us. The OTS may object to any capital distribution if it believes the distribution will be unsafe and unsound. Additional capital distributions above the limit for an expedited status institution are possible but require the prior approval of the OTS. An application to the FDIC is also necessary if any distribution would cause Franklin Bank to become less than adequately capitalized. Neither the OTS nor the FDIC is likely to approve any distribution that would cause Franklin Bank to fail to meet its capital requirements or to become under-capitalized on a pro forma basis after giving effect to the proposed distribution. The FDIC has back-up authority to take enforcement action if it believes that a capital distribution by Franklin Bank constitutes an unsafe or unsound action or practice, even if the OTS has approved the distribution.

Our corporate organizational documents and the provisions of Delaware law to which we are subject may delay or prevent a change in control of us that you may favor.
      Our certificate of incorporation and bylaws contain provisions that either alone or in combination with the provisions of Delaware law described below, may have the effect of delaying or making it more difficult for another person to acquire us by means of a hostile tender offer, open market purchases, a proxy contest or otherwise. These provisions include:

•	A board of directors classified into three classes of directors with each class having staggered, three-year terms. As a result of this provision, at least two annual meetings of stockholders may be required for the stockholders to change a majority of our board of directors.

•	The board’s authority to issue shares of preferred stock without stockholder approval, which preferred stock could have voting, liquidation, dividend or other rights superior to those of our common stock. To the extent any such provisions are included in any preferred stock, they could have the effect of delaying, deferring or preventing a change of control.

•	Our stockholders cannot act by written consent and must comply with the provisions of our bylaws requiring advance notification of stockholder nominations and proposals. These provisions could have the effect of delaying or impeding a proxy contest for control of us.

•	Provisions of Delaware law, which we did not opt out of in our certificate of incorporation, that restrict business combinations with “interested stockholders” and provide that directors serving on staggered boards of directors, such as ours, may be removed only for cause.
      Any or all of these provisions could discourage tender offers or other business combination transactions that might otherwise result in our stockholders receiving a premium over the then current market price of our common stock.
USE OF PROCEEDS
      We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. The selling stockholders will receive all of the proceeds from the sale of any shares of common stock offered hereby. The shares being offered hereby are covered by a registration rights agreement entered into in connection with the merger of Cedar Creek Bancshares, Inc. with and into a wholly-owned subsidiary of Franklin on December 4, 2004. Pursuant to that agreement, we are obligated to register the resale by the former shareholders of Cedar Creek Bancshares, Inc. of the shares of our common stock received in that merger and to bear the costs of the registration, other than underwriting fees, discounts and selling commissions, if any, which otherwise would be paid by the selling stockholders. We estimate that the registration expenses that we will bear will be approximately $30,000.
SELLING STOCKHOLDERS
      The following table sets forth the number of shares of common stock beneficially owned by each selling stockholder as of March 11, 2005, the number of shares of common stock covered by this prospectus and the percentage of total shares of common stock that the selling stockholder will beneficially own upon completion of this offering. This table assumes that all of the selling stockholders will offer for sale all of the shares of common stock covered by this prospectus; however, we cannot be certain that they will do so. To our knowledge, unless otherwise noted below, none of the selling stockholders has, within the past three years, held any position or office or had any material relationship with us other than solely in their capacity as stockholders.
      The selling stockholders listed in the table do not necessarily intend to sell any of their shares. Selling stockholders may decide to sell only a portion of the common stock offered by them pursuant to this prospectus or may decide not to sell any common stock offered by them pursuant to this prospectus. We filed the registration statement, which includes this prospectus, because of registration rights granted to the selling stockholders in connection with the merger of Cedar Creek Bancshares, Inc. with and into a wholly-owned subsidiary of Franklin, not because any of the selling stockholders had expressed an intent to immediately sell their shares. The issuance of our common stock to the selling stockholders was not registered under the Securities Act, in reliance upon the exemption contained in Section 4(2) of the Securities Act. The registration rights agreement requires us to maintain the effectiveness of the registration statement that includes this prospectus until the earlier of the date on which all shares of common stock covered by this prospectus have been sold or disposed of or the date that is two years after the closing date.
      Information about the selling stockholders may change from time to time. Any changed information will be set forth in prospectus supplements or post-effective amendments, if required by applicable law.

      For information on the procedure for sales by selling stockholders, see “Plan of Distribution” below.

	Shares Beneficially
	Owned Prior to			Shares Beneficially
	Offering			Owned After Offering
			Number of Shares
Selling Stockholder(1)	Number	Percent	Being Offered	Number(2)	Percent

Tom Carpenter(3)	133,167	*	133,167	—
Mae N. Cox	14,057	*	14,057	—
Michael D. Cox	60,957	*	60,957	—
Brian Hegi	10,550	*	10,550	—
Frederick B. Hegi, Jr.	32,061	*	32,061	—
Margie Ann Hegi	30,795	*	30,795	—
John Hegi, Jr.	10,550	*	10,550	—
Peter Hegi	10,550	*	10,550	—
Tom Hegi	10,550	*	10,550	—
H. L. McGee, Jr.	18,756	*	18,756	—
BFH 1994 Investment Trust, Louise Backa, Trustee	38,906	*	38,906	—
Brian F. Hegi Trust, Louise Backa, Trustee	23,445	*	23,445	—
Cox Family Trust B, Mae N. Cox, Trustee	46,899	*	46,899	—
Peter Braxton Hegi Trust, Louise Backa, Trustee	23,445	*	23,445	—
PBH 1994 Investment Trust, Louise Backa, Trustee	38,906	*	38,906	—
Cedar Creek Bancshares, Inc. Employee Stock Ownership Plan with 401(k) Provisions	166,928	*	166,928	—

*	Less than one percent

(1)	The names of the selling stockholders and the number of securities held by each of the selling stockholders may be amended subsequent to the date of this prospectus pursuant to Rule 424(b)(3) of the Securities Act.

(2)	The amounts listed in this column assume that the selling stockholders will sell all of the shares of common stock listed above.

(3)	Mr. Carpenter became employed by Franklin Bank as Managing Director, Business Banking, at the time of the merger of Cedar Creek Bancshares, Inc. into a subsidiary of Franklin and will cease to be employed by Franklin Bank on April 15, 2005.
PLAN OF DISTRIBUTION
      We are registering for sale by the selling stockholders from time to time 670,522 shares of our common stock pursuant to the terms of the registration rights agreement we entered into with the selling stockholders in September 2004 in connection with the merger of Cedar Creek Bancshares, Inc. with and into a wholly-owned subsidiary of Franklin.
      The selling stockholders under the registration rights agreement may offer and sell, from time to time, some or all of the shares of common stock covered by this prospectus. We have registered the shares of common stock covered by this prospectus for offer and sale by the selling stockholders so that those shares may be freely sold to the public by them. Registration of the shares of common stock covered by this prospectus does not mean, however, that those shares necessarily will be offered or sold.

      The term “selling stockholder” includes donees, pledges, assignees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, assignment, partnership distribution or other transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell the shares of common stock covered by this prospectus from time to time, in one or more transactions, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change, at varying prices determined at the time of sale or at negotiated prices, by a variety of methods including the following:

•	on the Nasdaq National Market or on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which our common stock may be listed or quoted at the time of sale;

•	in the over-the counter market;

•	in privately negotiated transactions;

•	through broker-dealers, who may act as agents or principals;

•	through sales “at the market” to or through a market-maker;

•	in a block trade in which a broker-dealer will attempt to sell a block of shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	directly to one or more purchasers;

•	through agents;

•	in option transactions;

•	over the internet; or

•	in any combination of the above.
      In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Broker-dealer transactions may include:

•	purchases of the shares of common stock by a broker-dealer as principal and resales of the shares of common stock by the broker-dealer for his account pursuant to this prospectus;

•	ordinary brokerage transactions; or

•	transactions in which a broker-dealer solicits purchasers.
      In addition, the selling stockholders may sell any shares covered by this prospectus in private transactions or under Rule 144 under the Securities Act rather than pursuant to this prospectus.
      In connection with the sale of shares covered by this prospectus, broker-dealers may receive commissions or other compensation from the selling stockholder in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the shares for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer may be in excess of customary commissions or in amounts to be negotiated.
      In connection with any underwritten offering, underwriters may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from purchasers of the shares for whom they act as agents. Underwriters may sell the shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.
      The selling stockholders and any underwriters, broker-dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the shares by them and any discounts, commissions or concessions received by any of those underwriters, broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.
      In connection with the distribution of the shares covered by this prospectus or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell shares of our common stock short and deliver the shares offered by this prospectus to close out their short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction. The selling stockholders may also from time to time pledge their shares of common stock pursuant to the margin provisions of their customer agreements with their brokers. Upon default by a selling stockholder, the broker may offer and sell such pledged shares of common stock from time to time pursuant to this prospectus, as supplemented or amended to reflect such transaction.
      At any time a particular offer of the shares of common stock covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed and will set forth the aggregate amount of shares of common stock covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the shares of common stock covered by this prospectus.
      In order to comply with the securities laws of certain states, if applicable, the shares sold under this prospectus may only be sold through registered or licensed broker-dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with.
      We have informed the selling stockholders that the anti-manipulation provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales of shares in the market and to the activities of the selling stockholders and their respective affiliates. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders.
      We have agreed to pay all expenses incident to the offering and sale of the shares covered by this prospectus, other than commissions, discounts and fees of underwriters, broker-dealers or agents, and have agreed to indemnify the selling stockholders, their controlling persons and their respective officers, directors, partners, employees, representatives and agents against certain losses, claims, damages, actions, expenses and other liabilities arising under the securities laws in connection with this offering. The selling stockholders have agreed, severally, to indemnify us, our officers and directors who sign the claims, damages, actions, expenses and other liabilities, arising under the securities laws in connection with this offering with respect to written information furnished to us by the selling stockholders for inclusion in the registration statement of which this prospectus is a part (and up to the amount of the net proceeds received by the selling stockholder from sales of the shares giving rise to such obligations).
LEGAL MATTERS
      The validity of the shares of common stock offered under this prospectus has been passed upon for us by Bracewell & Giuliani LLP, Houston, Texas.

EXPERTS
      The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from Franklin’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
      We file reports, proxy statements and other information with the Securities and Exchange Commission under the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is http://www.sec.gov.
      This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits. You can obtain a copy of the registration statement from the SEC at the address provided above or on the SEC’s web site.
      The SEC allows us to “incorporate by reference,” which means that we can disclose important business and financial information to you by referring you to another document filed separately with the SEC. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information we included in this prospectus. This prospectus incorporates by reference the documents listed below that have previously been filed with the SEC which contain important information about us:

•	The description of our common stock that is contained in our Registration Statement on Form 8-A filed on December 17, 2003;

•	Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 14, 2005;

•	Current Report on Form 8-K filed on January 27, 2005;

•	Current Report on Form 8-K filed on January 28, 2005;

•	Current Report on Form 8-K filed on March 4, 2005; and

•	Current Report on Form 8-K filed on March 18, 2005.
      We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than current reports furnished on Form 8-K under Items 2.02 and 7.01) after the date of this prospectus. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modified or superseded such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      Upon your written or oral request, we will provide you without charge a copy of any or all of the documents incorporated by reference herein, other than the exhibits to those documents, unless the exhibits are specifically incorporated by reference into the information that this prospectus incorporates. Your written or oral request for copies of this prospectus and documents we have incorporated by reference should be directed to:
Franklin Bank Corp.
9800 Richmond Avenue, Suite 680
Houston, Texas 77042
Attention: Investor Relations
Telephone: (713) 339-8999

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	Other Expenses of Issuance and Distribution.
      The following table sets forth the expenses to be incurred by Franklin in connection with the issuance and distribution of the common stock being registered. All amounts except the SEC registration fee are estimated.

SEC registration fee	$1,345.20
Printing expenses	5,000.00
Legal fees and expenses	15,000.00
Accounting fees and expenses	2,000.00
Miscellaneous	6,650.00

Total	$29,995.20

ITEM 15.	Indemnification of Directors and Officers.
      Section 145 of the Delaware General Corporation Law (“DGCL”) permits a corporation to indemnify certain of its officers, directors, employees and agents. Our Amended and Restated Certificate of Incorporation provides that we will indemnify, to the fullest extent permitted under Delaware law, each of our directors and officers with respect to all liability and loss suffered and expenses incurred by such person in any action, suit or proceeding in which such person was or is made or threatened to be made a party or is otherwise involved by reason of the fact that such person is or was one of our directors or officers. We are also obligated to pay the expenses of the directors and officers incurred in defending such proceedings, subject to reimbursement if it is subsequently determined that such person is not entitled to indemnification.
      We have obtained a policy of insurance under which our directors and officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers, including certain liabilities under the Securities Act.
      Our Amended and Restated Certificate of Incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the maximum extent permitted by law. The DGCL currently prohibits the elimination of personal liability for breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or for any transaction from which the director derived an improper personal benefit.
      The registration rights agreements by and between us and each of the selling stockholders, pursuant to which shares held by such selling stockholders are included in the shares covered by this registration statement, provides for the indemnification of our officers and directors by the selling stockholders under certain circumstances.

ITEM 16.	Exhibits.

Exhibit
Number	Description of Exhibit

2.1	Agreement and Plan of Merger by and among Franklin Bank Corp., FBC Acquisition, LLC and Cedar Creek Bancshares, Inc. dated as of September 3, 2004 (Incorporated by reference from Exhibit 2.1 of Franklin’s Current Report on Form 8-K filed on September 10, 2004)
2.2	Form of Registration Rights Agreement by and among Franklin Bank Corp. and the shareholders of Cedar Creek Bancshares, Inc. named therein (included as an exhibit to the Agreement and Plan of Merger described in Exhibit 2.1 above)

Exhibit
Number	Description of Exhibit

4	Specimen of Common Stock Certificate (Incorporated by reference from Exhibit 4.1 of Franklin’s Registration Statement on Form S-1 (File No. 333-108026) filed on December 17, 2003)
5	Opinion of Bracewell & Giuliani LLP as to the legality of the securities being offered
23.1	Consent of Bracewell & Giuliani LLP (included in its opinion filed as Exhibit 5 hereto)
23.2	Consent of Deloitte & Touche LLP
24	Powers of Attorney

ITEM 17.	Undertakings.
      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on April 5, 2005.

FRANKLIN BANK CORP.

By:	/s/ Anthony J. Nocella

Name: Anthony J. Nocella
Title: President and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

* Lewis S. Ranieri	Chairman of the Board	April 5, 2005

/s/ Anthony J. Nocella Anthony J. Nocella	President, Chief Executive Officer and Director	April 5, 2005

* Lawrence Chimerine	Director	April 5, 2005

* David M. Golush	Director	April 5, 2005

* James A. Howard	Director	April 5, 2005

* Alan E. Master	Director	April 5, 2005

/s/ Russell McCann Russell McCann	Chief Financial Officer and Treasurer	April 5, 2005

* Robert A. Perro	Director	April 5, 2005

* William B. Rhodes	Director	April 5, 2005

* John B. Selman	Director	April 5, 2005

* /s/ Anthony J. Nocella Anthony J. Nocella Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

2.1	Agreement and Plan of Merger by and among Franklin Bank Corp., FBC Acquisition, LLC and Cedar Creek Bancshares, Inc. dated as of September 3, 2004 (Incorporated by reference from Exhibit 2.1 of Franklin’s Current Report on Form 8-K filed on September 10, 2004)
2.2	Form of Registration Rights Agreement by and among Franklin Bank Corp. and the shareholders of Cedar Creek Bancshares, Inc. named therein (included as an exhibit to the Agreement and Plan of Merger described in Exhibit 2.1 above)
4	Specimen of Common Stock Certificate (Incorporated by reference from Exhibit 4.1 of Franklin’s Registration Statement on Form S-1 (File No. 333-108026) filed on December 17, 2003)
5	Opinion of Bracewell & Giuliani LLP as to the legality of the securities being offered
23.1	Consent of Bracewell & Giuliani LLP (included in its opinion filed as Exhibit 5 hereto)
23.2	Consent of Deloitte & Touche LLP
24	Powers of Attorney